UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period ending June 30, 2016

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2016

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2016

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Lingo Media Corporation have been prepared by and are the responsibility of the Company's management.  These unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and reflect Management’s best estimates and judgements based on information currently available.  The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2016

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	June 30, 2016	December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents		$1,479,831	$409,022
Accounts and grants receivable	5	2,716,039	1,961,534
Prepaid and other receivables		483,618	488,154
		4,679,488	2,858,710
Non-Current Assets

Property and equipment	6	30,648	28,879
Intangibles	7	2,813,977	2,205,744
Goodwill		139,618	139,618
TOTAL ASSETS		$7,663,731	$5,232,951

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		206,389	250,973
Accrued liabilities		422,823	355,194
Loans payable	8	-	580,000
TOTAL LIABILITIES		629,212	1,186,167

Equity
Share capital	9	21,357,018	18,927,388
Share-based payment reserve	10	3,956,668	2,695,038
Warrants	11	-	1,439,632
Accumulated other comprehensive income		(308,116)	(362,210)
Deficit		(17,971,051)	(18,653,064)
TOTAL EQUITY		7,034,519	4,046,784
TOTAL EQUITY AND LIABILITIES		$7,663,731	$5,232,951

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 29, 2016.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income

For the six-months ended June, 2016 and 2015

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended June 30		For the six months ended June 30
		2016	2015	2016	2015

Revenue		$1,549,397	$1,794,659	$2,306,255	$2,446,286

Expenses

Selling, general and administrative expenses		386,137	321,442	590,838	581,626
Amortization – intangibles	7	247,149	174,389	471,437	354,430
Direct costs		109,145	101,127	167,366	160,406
Share-based payment		-	6,578	-	35,817
Depreciation – property and equipment	6	2,584	2,178	4,028	3,896
Total Expenses		745,015	605,714	1,233,669	1,136,175

Profit from Operations		804,382	1,188,945	1,072,586	1,310,111

Net Finance Charges

Interest (income) expense		7,550	46,160	25,707	94,489
Foreign exchange (gain) / loss		29,027	27,110	215,571	(132,633)

Profit before Tax		767,805	1,115,675	831,308	1,348,255

Income and other Tax Expense		136,622	136,572	149,295	143,723

Net Profit for the Period		631,183	979,103	682,013	1,204,532

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		(6,864)	14,449	54,094	(64,382)

Total Comprehensive Income, Net of Tax		624,319	$993,552	736,107	$1,140,150

Earnings per Share
Basic and Diluted		$0.02	$0.04	$0.02	$0.05

Weighted Number of Common Shares Outstanding
Basic and Diluted		32,855,333	25,890,288	30,250,553	23,297,533

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the six-months ended June 30, 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued share capital		Share- based payment reserve	Warrants	Accumulated other comprehensive income	Deficit	Total equity
	Number of shares	Amount
Balance as at January 1, 2015	22,379,177	$18,162,347	$2,578,380	$1,393,202	$(204,852)	$(21,185,121)	$743,956
Profit for the period	-	-	-	-	-	1,204,532	1,204,532
Other comprehensive Loss	-	-	-	-	(64,382)	-	(64,382)
Private Placement	5,000,000	500,000	-	-	-	-	500,000
Warrants issuance	-	(70,230)	-	70,230	-	-	-
Share-based payments charged to operations	-	-	35,817	-	-	-	35,817
Balance as at June 30, 2015	27,379,177	$18,592,117	$2,614,197	$1,463,432	$(269,234)	$(19,980,589)	$2,419,923
Profit for the period	-	-	-	-	-	1,327,525	1,327,525
Other comprehensive Income	-	-	-	-	92,976	-	92,976
Warrant exercise	1,700,000	236,300	-	(23,800)	-	-	212,500
Stock option exercise	439,166	98,971	(34,380)	-	-	-	64,591
Share-based payments charged to operations	-	-	115,221	-	-	-	115,221
Balance as at December 31, 2015	29,518,343	$18,927,388	$2,695,038	$1,439,632	$(362,210)	$(18,653,064)	$4,046,784
Profit for the period	-	-	-	-	-	682,013	682,013
Other comprehensive Loss	-	-	-	-	54,094	-	54,094
Warrant exercise	5,711,683	2,382,685	-	(161,423)	-	-	2,221,262
Expired warrants	-	-	1,278,209	(1,278,209)	-	-	-
Stock option exercise	206,666	46,945	(16,579)	-	-	-	30,366
Balance as at June 30, 2016	35,436,692	$21,357,018	$3,956,668	$-	$(308,116)	$(17,971,051)	$7,034,519

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the six-months ended June 30, 2016 and 2015

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$631,183	$979,103	$682,013	$1,204,532

Adjustments to Net Profit for Non-Cash Items:
Depreciation / amortization	249,732	176,566	475,464	358,326
Share-based payment	-	6,578	-	35,817
Unrealized foreign exchange gain	(18,137)	16,526	55,687	(68,040)
Interest accretion	-	15,000	-	30,000
Operating Income before Working Capital Changes	862,778	1,193,773	1,213,164	1,560,635
Working Capital Adjustments:
(Increase)/decrease in accounts and grants receivable	(134,140)	(419,502)	(754,505)	(941,414)
(Increase)/decrease in prepaid and other receivables	6,798	(283,072)	4,536	(317,742)
Increase/(decrease) in accounts payable	(53,214)	85,289	(44,584)	90,072
Increase/(decrease) in accrued liabilities	55,226	(437,724)	67,628	(351,481)
Cash Generated from Operations	737,448	138,764	486,239	40,070

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase in intangibles	(479,441)	(483,539)	(1,081,157)	(861,462)
Purchase of property and equipment	(3,879)	(10,512)	(5,901)	(13,281)
Net Cash Flows used in Investing Activities	(483,320)	(494,051)	(1,087,058)	(874,743)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placement	-	500,000	-	500,000
Stock option exercise	19,483	-	30,366	-
Warrant exercise	1,665,012	-	2,221,262	-
Advances/(repayments) of loans payable	(580,000)	-	(580,000)	-
Repayment of loans payable	-	(90,000)	-	(90,000)

Cash Flows Generated from Financing Activities	1,104,495	410,000	1,671,628	500,000
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	1,358,623	54,713	1,070,809	(334,673)
Cash and Cash Equivalents, Beginning of the Period	121,208	87,615	409,022	477,001
Cash and Cash Equivalents, End of the Period	$1,479,831	$142,328	$1,479,831	$142,328

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2015 comprise the Company and its wholly owned subsidiaries consisted of Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, Speak2Me Inc., Parlo Corporation and Lingo Group Limited.

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’.  The Company provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements for the period ended June 30, 2016 were approved and authorized for issue by the board of directors on August 29, 2016.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at June 30, 2016. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of ELL Technologies is the United States Dollar (“USD”) and the functional currency of Speak2Me is Chinese Renminbi (“RMB”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●     Determination of functional currency

●     Determination of the recoverability of the carrying value of intangibles and goodwill

●     Recognition of internally developed intangibles

●     Determination and recognition of long-term revenue contracts

●     Recognition of government grant and grant receivable

●     Recognition of deferred tax assets

●     Valuation of share-based payments

●     Recognition of provisions and contingent liabilities

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2015.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	June 30, 2016	December 31, 2015
Trade receivable	$2,595,766	$1,941,261
Grants receivable (Note 12)	120,273	20,273
	$2,716,039	$1,961,534

6.	PROPERTY AND EQUIPMENT

Cost, January 1, 2015	$173,679
Additions	13,281
Disposal	(5,000)
Effect of foreign exchange	2,272
Cost, June 30, 2015	184,232
Additions	-
Disposal	-
Effect of foreign exchange	4,189
Cost, December 31, 2015	188,421
Additions	5,901
Effect of foreign exchange	(2,797)
Cost, June 30, 2016	$191,525

Accumulated depreciation, January 1, 2015	$148,873
Charge for the period	3,896
Effect of foreign exchange	(1,915)
Accumulated depreciation, June 30, 2015	150,854
Charge for the period	4,683
Disposal	(4,046)
Effect of foreign exchange	8,051
Accumulated depreciation, December 31, 2015	159,542
Charge for the period	4,028
Effect of foreign exchange	(2,693)
Accumulated depreciation, June 30, 2016	$160,877
Net book value, January 1, 2015	$24,806
Net book value, December 31, 2015	$28,879
Net book value, June 30, 2016	$30,648

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

7.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2015	$7,781,611	$1,477,112	$-	$9,258,723
Additions	406,055	-	455,407	861,462
Effect of foreign exchange	13,355	-	-	13,355
Cost, June 30, 2015	8,201,021	1,477,112	455,407	10,133,540
Additions	376,890	-	833,088	1,209,978
Effect of foreign exchange	53,095	-	-	53,095
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	335,948	-	745,208	1,081,157
Effect of foreign exchange	(10,174)	-	-	(10,174)
Cost, June 30, 2016	$8,956,780	$1,477,112	$2,033,703	$12,467,596

Accumulated depreciation, January 1, 2015	7,053,835	1,357,290	-	8,411,126
Charge for the period	221,071	119,822	13,537	354,430
Effect of foreign exchange	8,884	-	-	8,884
Accumulated depreciation, June 30, 2015	7,283,790	1,477,112	13,537	8,774,439
Charge for the period	289,295	-	77,995	367,290
Effect of foreign exchange	49,140	-	-	49,140
Accumulated depreciation, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the period	306,801	-	164,636	471,437
Effect of foreign exchange	(8,687)	-	-	(8,687)
Accumulated depreciation, June 30, 2016	$7,920,339	$1,477,112	$256,168	$9,653,619

Net book value, December 31, 2015	$1,008,781	-	$1,196,963	$2,205,744
Net book value, June 30, 2016	$1,036,441	-	$1,777,536	$2,813,977

The Company began commercial production and sale of its services and products during 2009. In 2015, the Company focused on the redesign and upgrade of its ELL Technologies’ suite of products and invested $1,081,157 (2015 - $861,462). The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

7.	INTANGIBLES (Cont’d)

Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The software and web development cost are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 3 years.

Capitalized content development expenditure is stated at cost less accumulated amortization and impairment losses. The content development costs are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 5 years.

8.	LOANS PAYABLE

	June 30, 2016	December 31, 2015
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on May 9, 2016(i)(ii)	$-	$580,000
	$-	$580,000

(i)

On April 27, 2016, the Company repaid $580,000 loan. This loan was originally advanced on September 8, 2010, and extended for further one-year terms on September 8, 2011, 2012, 2013 and 2014. On September 8, 2015, the loans were extended for a further eight-month term and due on May 9, 2016.

(ii)	Included in loans payable are loans amounting to $480,000 (2015 – $480,000) to related parties as disclosed in Note 18.

9.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same. On February 21, 2014, the expiry date of the warrants was extended for an additional 2 years to March 4, 2016 with all other terms remaining consistent.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions: (Cont’d)

(ii)

On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same. Additionally, on February 21, 2014, the warrants were extended for an additional 2 years to May 11, 2016 with all other terms remaining consistent.

(iii)

On September 8, 2013, the Company extended the term of the $880,000 loan to September 8, 2014, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011 and 2012. As additional consideration for the extension of the loan, the Company respectively issued to the lenders an aggregate of 880,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by a market price of $0.10 per common share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(iv)

On August 27, 2014, the Company extended the term of the $880,000 loan to September 8, 2015, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011, 2012 and 2013. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 common shares of Lingo Media. The common shares were valued at market price of $0.10 per share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(v)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. The securities issued pursuant to the Financing will be subject to a 4-month regulatory hold period commencing from April 17, 2015.

c)	Stock options exercise

In 2016, 206,666 stock options were exercised. Each stock option entitled the holder to one common share of the Company at an exercise price of $0.13, $0.14 and $0.66 for the gross proceeds of $30,366. These options have a grant date fair value of $0.0674, $0.0721 and $0.5174 respectively. The weighted average share price on the date of exercise of these options was $0.87.

d)	Warrants exercise

In 2016, 5,711,683 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.125 and $0.75 for the gross proceeds of $2,221,262. These warrants have a grant date fair value of $0.014, $0.0465 and $0.0482. The weighted average share price on the date of exercise of these warrants was $0.96.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

10.     SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan”). The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.

The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time.

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2015	3,767,500	$0.35
Expired	(25,000)	0.20
Outstanding as at June 30, 2015	3,742,500	0.35
Granted	400,000	0.47
Forfeited	(100,833)	0.70
Expired	(439,166)	0.15
Outstanding as at December 31, 2015	3,602,501	0.33
Granted	700,000	0.69
Expired	(957,500)	0.81
Exercised	(206,666)	0.15
Outstanding as at June 30, 2016	3,138,335	$0.28

Options exercisable as at June 30, 2015	2,789,498	$0.41
Options exercisable as at December 31, 2015	3,301,168	$0.39
Options exercisable as at June 30, 2016	2,213,335	$0.24

The weighted average remaining contractual life for the stock options outstanding as at June 30, 2016 was 1.48 years (2015 – 1.21 years). The range of exercise prices for the stock options outstanding as at June 30, 2016 was $0.13 - $0.77 (2015 – $0.13 - $1.70). The weighted average grant-date fair value of options granted to employees, consultants and directors was $0.69 (2015 – $0.15) using the Black-Scholes option-pricing model.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

10.     SHARE-BASED PAYMENTS (Cont’d)

The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting periods on the options granted in 2016 are as follows, 700,000 (2015 – 400,000, 2014 – 1,590,000) stock options to be vested 7 months after grant date.

The pricing model assumed the weighted average risk free interest rates of 0.44% (2015 – 0.62%) weighted average expected dividend yields of Nil (2015 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 78.9% (2015 – 52%), a forfeiture rate of zero, a weighted average stock price of $0.28, a weighted average exercise price of $0.69, and a weighted average expected life of 2.58 years (2015 – 1.5 years), which were estimated based on past experience with options and option contract specifics.

11.	Warrants

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
Extended	-	A	3,658,668	$0.75
Extended	-	B	1,875,000	0.75
Issued	-		5,000,000	0.125
Exercised			(1,700,000)	0.125
December 31, 2015			8,833,668	$0.52
Exercised	-		(5,711,683)	0.39
Expired	-		(3,121,985)	0.75
June 30, 2016			-	$-

The 3,658,668 warrants, series A issued on March 4, 2011 and the 1,875,000 warrants, series B issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. On February 14, 2014, the warrants were extended to March 4, 2016 and May 11, 2016 respectively. During the period, 600,000 Series A warrants were exercised. The exercise price is $0.75 with a proceeds of $450,000. 1,811,683 Series B warrants were exercised. The exercise price is $0.75 with proceeds of $1,358,762.

The 5,000,000 warrants issued on April 17, 2015 has an expiry date of April 17, 2016. (Note 9 (v)) During the period, 3,300,000 warrants were exercised. The exercise price is $0.125 with proceeds of $412,500.

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $104,957 (2015 - $211,729), relating to the Company's publishing projects. At the end of the period, $120,273 (2015 - $20,273) is included in accounts and grants receivable.

One government grant for the Print-Based English language learning segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

12.	GOVERNMENT GRANTS (Cont’d)

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

13.	FINANCIAL INSTRUMENTS

13.1	Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate its fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

13.2	Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

13.3	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $214,657 (2015 - $228,000) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at June 30, 2016 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of June 30, 2016 are as follows:

	US Denominated USD	Euro Denominated Euro	China Denominated RMB
Cash	899,430	203	-
Accounts receivable	2,028,704	9,174	-
Accounts payable	38,872	-	-

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS (Cont’d)

13.3	Foreign currency risk (Cont’d)

The carrying values and the exposure to other denominated monetary assets and liabilities as of June 30, 2015 are as follows:

	US Denominated USD	China Denominated RMB	Euro Denominated Euro
Cash	81,533	36,493	9,912
Accounts receivable	708,880	5,637	2,574
Accounts payable	36,359	10,120	-

13.4	Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At June 30, 2016, the Company had cash of $1,479,831 (2015 - $142,328), accounts and grants receivable of $ 2,716,039 (2015 - $1,790,758) and prepaid and other receivables of $483,618 (2015 - $402,813) to settle current liabilities of $629,212 (2015 - $1,448,073).

13.5	Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at June 30, 2016, the Company has outstanding receivables of $2,716,039 (2015- $1,790,758). An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

14.	MAJOR CUSTOMERS

The Company has sales to a major customer in 2016 and 2015, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the period was 43% (2015 – 38%) and the total percentage of accounts receivable at June 30, 2016 was 33% (2015 – 46%).

In 2016 and 2015, the Company has sales to an online education services distribution company. The total percentage of sales to this customer during the period was 17% (2015 – 46%) and the total percentage of accounts receivable at June 30, 2016 was 30% (2015 – 44%).

15.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

15.	CAPITAL MANAGEMENT (Cont’d)

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing agreements textbook royalties, distribution agreements for licensing sales and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2016 or 2015.

16.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-Based English Language Learning: Lingo Learning is a Print-Based publisher of English textbook programs in China.

Online English Language Learning: ELL Technologies is a global English language learning online training and assessment company creating new learning platforms.

Segmented Information (Before Other Financial Items Below)

June 30, 2016	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$5,605,625	$2,058,106	$7,663,731
Segmented liabilities	368,727	260,484	629,211
Segmented revenue	1,320,261	985,994	2,306,255
Segmented direct costs	123,133	44,233	167,366
Segmented selling, general and administrative expenses	331,573	259,265	590,838
Segmented intangible amortization	471,437	-	471,437
Segmented other expenses	906	152,417	153,323
Segmented profit	393,212	530,079	923,291
Segmented intangible addition	1,081,157	-	1,081,157

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

16.	SEGMENTED INFORMATION (Cont’d)

June 30, 2015	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$2,753,417	$1,114,579	$3,867,996
Segmented liabilities	762,020	686,053	1,448,073
Segmented revenue	1,525,791	920,495	2,446,286
Segmented direct costs	119,639	40,767	160,406
Segmented selling, general and administrative expenses	260,549	321,077	581,626
Segmented intangible amortization	180,041	-	180,041
Segmented other expenses	401	146,175	146,576
Segmented profit	788,334	413,871	1,202,205
Segmented intangible addition	861,462	-	861,462

Other Financial Items	2016	2015
Online segmented income	$393,212	$788,334
Print-based segmented income	530,079	413,871
Foreign exchange gain / (loss)	(215,571)	132,633
Interest and other financial expense	(25,707)	(94,489)
Share-based payment	-	(35,817)
Other comprehensive income (loss)	54,094	(64,382)
Total Comprehensive Income	$736,107	$1,140,150

Revenue by Geographic Region

The Period Ended June 30	2016	2015
Latin America	$756,479	$1,340,399
China	1,497,450	1,043,794
Other	52,326	62,093
	$2,306,225	$2,446,286

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - See Notice to Reader)

16.	SEGMENTED INFORMATION (Cont’d)

Identifiable Assets by Geographic Region

	2016	2015
Canada	$7,656,221	$3,851,865
China	7,510	16,131
	$7,663,731	$3,867,996

17.	SUPPLEMENTAL CASH FLOW INFORMATION

	June 30, 2016	June 30, 2015
Income taxes and other taxes paid	$149,295	$143,723
Interest paid	$18,404	$58,892

18.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

Key management compensation was $212,764 (2015 – $235,191) and is reflected as consulting fees and commissions paid to corporations owned by a director and officers of the Company, $223,387 is deferred and included in accounts payable.

(b)	The Company charged $15,798 (2015 - $Nil) to corporations with one director or officer in common for rent, administration, office charges and telecommunications.

(c)	Included in loans payable are loans amounting to $480,000 (2015 – $480,000) were due to related parties and were repaid in April 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: August 29, 2016	By:	/s/ Michael Kraft
Michael Kraft President and CEO